Filed pursuant to Rule 424(b)7 Registration No. 333—152009

PROSPECTUS SUPPLEMENT NO. 6 TO PROSPECTUS DATED JUNE 30, 2008
LDK Solar Co., Ltd.
$400,000,000 4.75% Convertible Senior Notes due 2013
and
Ordinary Shares Underlying American Depositary Shares Issuable Upon Conversion of Notes

10,181,360 American Depositary Shares Representing 10,181,360 Ordinary Shares

     This prospectus supplement supplements information contained in the prospectus dated June 30, 2008, as amended and supplemented, included in the registration statement on Form F-3 filed by us with the Securities and Exchange Commission on June 30, 2008, covering resales by selling securityholders of our 4.75% convertible senior notes due 2013, or the notes, and American depositary shares, or ADSs, issuable upon conversion of the notes, including our ordinary shares, par value $0.10 each, represented by the ADSs. This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including all of its amendments or supplements. This prospectus supplement is incorporated by reference into the prospectus and should be read in conjunction with the prospectus, as amended and supplemented. The terms of the notes, the ADSs and the ordinary shares are set forth or incorporated by reference in the prospectus.
     Investing in the notes or our ordinary shares and ADSs involves a high degree of risk. See “Risk Factors” described in the prospectus and other risk factors incorporated by reference in the prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 17, 2009.

SELLING SECURITYHOLDERS

The following information supplements the table of selling securityholders contained in the section entitled “Selling Securityholders” in the prospectus, as amended and supplemented. This information was furnished to us by the selling securityholders listed below on or before the date of this prospectus supplement. Because selling securityholders may trade all or some of the notes at any time without notifying us, the table below may not reflect the exact value of notes held by the selling securityholders on the date of this prospectus supplement. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table was presented.

The table below, which has been prepared based on information furnished to us by or on behalf of the selling securityholders named therein, sets forth the name of each selling securityholder, the principal amount of notes that each selling securityholder owns and may offer pursuant to the prospectus, as amended and supplemented, and the number of ordinary shares into which those notes are convertible. Unless set forth below, to our knowledge, the selling securityholders do not have, or within the past three years have not had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding ordinary shares.

Name	Principal amount of notes beneficially owned prior to the offering and being offered hereby	Numbers of ordinary shares being registered hereby(1)	Ordinary shares owned after completion of the offering
Credit Suisse Securities (USA) LLC	$22,750,000	579,064.85	—
Jabcap Multi Strategy Master Fund Limited	24,000,000	610,881.6	—
Wolverine Convertible Arbitrage Fund Trading Limited	$4,860,000	123,703.524	—

(1)	Assumes conversion of all of the securityholder’s notes at the initial conversion rate of 25.4534 of our ADSs per $1,000 principal amount of notes. However, this conversion price will be subject to adjustment as described under the section entitled “Description of the Notes—Conversion Rights” in the prospectus. As a result, the amount of ordinary shares underlying the ADSs issuable upon conversion of the notes may increase or decrease from time to time in the future.

Each of the selling securityholders listed in the table above, other than Credit Suisse Securities (USA) LLC, has confirmed that it is not a broker-dealer nor an affiliate of any broker-dealer. Credit Suisse Securities (USA) LLC has confirmed that it is a broker-dealer and has represented that (i) it purchased the notes, including the ADSs issuable upon conversion of the notes and the ordinary shares represented by the ADSs, in the ordinary course of business, (ii) at the time of the purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute our notes, the ADSs issuable upon conversion of the notes and the ordinary shares represented by the ADSs, and (iii) it did not receive the notes listed in the above table as compensation for investment banking services or as investment shares.

Information about selling securityholders may change over time, and we may not be made aware of changes in the ownership of our notes. This prospectus supplement may contain changed or corrected information about selling securityholders as received from them from time to time. Any additional changed or corrected information that may be provided to us by selling securityholders subsequent to the date of this prospectus supplement will be set forth in additional prospectus supplements to the prospectus.

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